SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: September 23, 2004

Immediate Disclosure

Notice is hereby given that on September 13, 2004 RoboGroup T.E.K. Ltd. (the “Company”) filed an immediate report with the Israeli Securities Authority regarding the replacement of the Company’s internal Corporate Attorney as follows:

Mrs.Ophra Levy-Mildworth, who served as the Company’s internal Corporate Attorney since February 15, 2001, resigned from her office effective as of September 13, 2004. Mrs. Levy-Mildworth was replaced, starting on September 13, 2004, by Mrs. Vicky Zamir-Sharon.

Mrs. Zamir-Sharon is a graduate of the Hebrew University Law Faculty, in Jerusalem and had served as an internal Corporate Attorney of Azorim Properties Ltd. For the past 7 years.

Mrs. Zamir-Sharon is not a family member of any of the Company’s officers or related parties.

To the best knowledge of the Company, the circumstances of the replacement of its internal Corporate Attorney do not require specific disclosure to the Company’s shareholders.

Sincerely,

RoboGroup T.E.K Ltd

September 22, 2004